UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Alloy, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

019855303
(CUSIP Number)

Jeffrey Jacobowitz
Simcoe Partners, L.P.
110 East 42nd Street, Suite 1100
New York, New York 10017
(646) 442-6705
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 019855303

1	NAME OF REPORTING PERSON SIMCOE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 202,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 202,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 019855303

1	NAME OF REPORTING PERSON SIMCOE OPPORTUNITY PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 420,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 019855303

1	NAME OF REPORTING PERSON SIMCOE SERVICE COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,7501
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 27,7501
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,7501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

1 Shares held in a managed account over which Simcoe Service Company, LLC has voting and dispositive power.

CUSIP NO. 019855303

1	NAME OF REPORTING PERSON SIMCOE MANAGEMENT COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 622,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 622,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 622,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 019855303

1	NAME OF REPORTING PERSON JEFFREY JACOBOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 650,0001
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 650,0001
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

1 Includes 27,750 Shares held in a managed account over which Simcoe Service Company, LLC has voting and dispositive power.

CUSIP NO. 019855303

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of Alloy, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 151 West 26th Street, 11th Floor, New York, New York 10001.

Item 2.	Identity and Background.

(a)           This statement is being filed by Simcoe Partners, L.P., a Delaware limited partnership (“Simcoe”), Simcoe Opportunity Partners, L.P., a Delaware limited partnership (“Simcoe Opportunity”), Simcoe Service Company, LLC, a Delaware limited liability company (“Simcoe Service”), Simcoe Management Company, LLC, a Delaware limited liability company (“Simcoe Management”), and Jeffrey Jacobowitz.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of the Reporting Persons is 110 East 42nd Street, Suite 1100, New York, New York 10017.

(c)           The principal business of each of Simcoe and Simcoe Opportunity is to engage in certain investment activities, including, but not limited to, the purchase of marketable and non marketable securities.  Simcoe Service is the manager of all Simcoe entities, as well as a certain managed account (the “Managed Account”).  The principal business of Simcoe Management is to serve as the general partner of each of Simcoe and Simcoe Opportunity.  Jeffrey Jacobowitz is the manager of each of Simcoe Management and Simcoe Service and is a managing director at Robotti & Company, LLC.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Jeffrey Jacobowitz is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Simcoe, Simcoe Opportunity and the Managed Account were purchased with working capital in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 650,000 Shares beneficially owned in the aggregate by Simcoe, Simcoe Opportunity and the Managed Account is approximately $4,575,495, including brokerage commissions.

CUSIP NO. 019855303

Item 4.	Purpose of Transaction

The Reporting Persons originally acquired the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and have, and will continue to have, communications with management and the Board of the Issuer regarding making proposals to the Issuer concerning suggestions with respect to the operations, capitalization and Board composition of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 12,942,077 Shares outstanding as of November 30, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on December 8, 2009.

As of the close of business on February 3, 2010, Simcoe beneficially owned 202,250 Shares, representing approximately 1.6% of the Shares outstanding.

As of the close of business on February 3, 2010, Simcoe Opportunity beneficially owned 420,000 Shares, representing approximately 3.2% of the Shares outstanding.

As of the close of business on February 3, 2010, the Managed Account beneficially owned 27,750 Shares, representing less than 1% of the Shares outstanding.  Simcoe Service, as the manager of the Managed Account, may be deemed to beneficially own the 27,750 Shares beneficially owned by the Managed Account, representing less than 1% of the Shares outstanding.

Simcoe Management, as the general partner of each of Simcoe and Simcoe Opportunity, may be deemed to beneficially own the 622,250 Shares beneficially owned in the aggregate by Simcoe and Simcoe Opportunity, representing approximately 4.8% of the Shares outstanding.  Simcoe Management disclaims beneficial ownership of the Shares beneficially owned in the aggregate by Simcoe and Simcoe Opportunity, except to the extent of its pecuniary interest therein

Jeffrey Jacobowitz, as the manager of each of Simcoe Management and Simcoe Service, may be deemed to beneficially own the 650,000 Shares beneficially owned in the aggregate by Simcoe, Simcoe Opportunity and Simcoe Service, representing approximately 5.0% of the Shares outstanding.  Jeffrey Jacobowitz disclaims beneficial ownership of the Shares beneficially owned in the aggregate by Simcoe, Simcoe Opportunity and Simcoe Service, except to the extent of his pecuniary interest therein.

(b)           Each of Simcoe, Simcoe Management and Jeffrey Jacobowitz has sole voting and dispositive power over the Shares beneficially owned by Simcoe by virtue of each such entity and person’s relationship to the other as described in Item 2.  Each of Simcoe Opportunity, Simcoe Management and Jeffrey Jacobowitz has sole voting and dispositive power over the Shares beneficially owned by Simcoe Opportunity by virtue of each such entity and person’s relationship to the other as described in Item 2.  Each of Simcoe Service and Jeffrey Jacobowitz has sole voting and dispositive power over the Shares beneficially owned by the Managed Account by virtue of each such entity and person’s relationship to the Managed Account as described in Item 2.

CUSIP NO. 019855303

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market, unless otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares, except for the client of Simcoe Service with respect to the Shares held in the Managed Account.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 4, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.3 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Simcoe Partners, L.P., Simcoe Opportunity Partners, L.P., Simcoe Service Company, LLC, Simcoe Management Company, LLC and Jeffrey Jacobowitz, dated February 4, 2010.

CUSIP NO. 019855303

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2010

SIMCOE PARTNERS, L.P.

By:	Simcoe Management Company, LLC, its general partner

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Manager

SIMCOE OPPORTUNITY PARTNERS, L.P.

By:	Simcoe Management Company, LLC, its general partner

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Manager

SIMCOE SERVICE COMPANY, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Manager

SIMCOE MANAGEMENT COMPANY, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Manager

/s/ Jeffrey Jacobowitz
JEFFREY JACOBOWITZ

CUSIP NO. 019855303

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

SIMCOE PARTNERS, L.P.

3,204	7.51	12/18/2009
1,945	7.71	12/22/2009
1,227	7.69	12/23/2009
50,000	8.12	12/24/2009
700	7.78	12/28/2009
4,128	7.87	12/29/2009
20,856	8.05	01/21/2010
1,768	8.01	01/22/2010
27,376	7.90	01/25/2010
2,250	7.90	01/26/2010

SIMCOE OPPORTUNITY PARTNERS, L.P,

27,500	8.00	11/30/2009
7,500	8.02	12/01/2009
902	7.06	12/15/2009
8,100	7.29	12/16/2009
18,828	7.41	12/17/2009
11,830	7.90	01/08/2010
17,091	7.91	01/11/2010
4,552	7.99	01/12/2010
2,894	7.91	01/13/2010
49,065	8.05	01/14/2010
4,056	7.91	01/15/2010
22,576	7.95	01/19/2010
3,267	8.01	01/20/2010
68,169	8.05	01/21/2010

SIMCOE SERVICE COMPANY, LLC
(Through the Managed Account)

4,000	8.10	12/30/2009
6,750	7.91	01/08/2010
2,250	7.91	01/26/2010

SIMCOE MANAGEMENT COMPANY, LLC

NONE

CUSIP NO. 019855303

JEFFREY JACOBOWITZ

NONE